SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13-2(b)1

SOHU.COM INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

83408W103 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83408W103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jayhawk Capital Management, L.L.C. (Tax I.D.: 48-1172612)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 150,000 6. Shared Voting Power None 7. Sole Dispositive Power 150,000 8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable	☐

11.

Percent of Class Represented by Amount in Row (9)

0.4% (The foregoing percentage is calculated based on the 35,994,859 shares of Common Stock reported to be outstanding as of October 31, 2003 in the Registration Statement on Form S-3 of Sohu.com Inc. filed with the Securities and Exchange Commission on December 23, 2003)

12.	Type of Reporting Person IA

CUSIP No. 83408W103

Item 1.	(a)	Name of Issuer—Sohu.com Inc.

	(b)	Address of Issuer’s Principal Executive Offices—7 Jianguomen Nei Avenue, Suite 1519, Tower 2, Bright China Chang An Building, Beijing 100005, People’s Republic of China.

Item 2.	(a)	Name of Person Filing—Jayhawk Capital Management, L.L.C., a Delaware limited liability company

	(b)	Address of Principal Business Office or, if none, Residence—8201 Mission Road, Suite 110, Prairie Village, Kansas 66208

	(c)	Citizenship—Delaware

	(d)	Title of Class of Securities—Common Stock, $.001 par value

	(e)	CUSIP Number—83408W103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 83408W103

Item 4.	Ownership

(a) Amount beneficially owned: Jayhawk Capital Management, L.L.C. is the beneficial owner of 150,000 Shares of Sohu.com Inc., which are held by Jayhawk China Fund (Cayman), Ltd. Jayhawk Capital Management, L.L.C. is the manager and investment advisor for Jayhawk China Fund (Cayman), Ltd.

(b) Percent of class: 0.4%. The foregoing percentage is calculated based on the 35,994,859 shares of Common Stock reported to be outstanding as of October 31, 2003 in the Registration Statement on Form S-3 of Sohu.com Inc. filed with the Securities and Exchange Commission on December 23, 2003

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote—150,000

(ii) Shared power to vote or to direct the vote—None

(iii) Sole power to dispose or to direct the disposition of —150,000

(iv) Shared power to dispose or to direct the disposition of—None

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Jayhawk Capital Management, L.L.C. is the manager and investment advisor for Jayhawk China Fund (Cayman), Ltd.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2004

Date

JAYHAWK CAPITAL MANAGEMENT, L.L.C.

By	/s/ Kent Charles McCarthy

Signature
Name: Kent Charles McCarthy
Title: Managing Member of Jayhawk Capital Management, L.L.C., Manager of Jayhawk China Fund (Cayman), Ltd.